UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2022

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA” or the “Company”), in compliance with the Spanish Securities Market legislation, hereby proceeds to notify the following:

INSIDE INFORMATION

Further to the notice of:

(i) the Inside Information of 29 October 2021, with registration number 1127 (the “Initial II”), reporting that the Board of Directors of BBVA had agreed to carry out a program scheme for the repurchase of shares, to be executed in several tranches, for a maximum amount of up to 3,500 million euros, for the purpose of reducing BBVA’s share capital (the “Program Scheme”)1; and

(ii) the Inside Information of 3 February 2022, with registration number 1277, reporting that the Board of Directors of BBVA had agreed, within the scope of the Program Scheme in force, to carry out a second share repurchase program for a maximum amount of up to 2,000 million euros (the “Second Program Agreement”);

BBVA hereby gives notice that it has agreed to carry out the Second Program Agreement, to be executed:

(i) by implementing a first segment through an external lead-manager for an amount of up to 1,000 million euros (the “First Segment”), all in accordance with Regulation (EU) No. 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse and Commission Delegated Regulation (EU) No. 2016/1052, of 8 March 2016, (the “Regulations”); and

(ii) upon full execution of the First Segment, by implementing a second segment that completes the Program Scheme, for a maximum amount of 1,000 million euros or for a maximum number of shares to be determined based on the number of own shares finally acquired in execution of the First Segment.

All of the above, notwithstanding the possibility to suspend or early terminate the Program Scheme upon the occurrence of circumstances that make it advisable, as set forth in the Initial II.

[1]

In accordance with the authorization granted by the European Central Bank, the Program Scheme is additionally limited to the repurchase of shares representing up to 10% of BBVA’s share capital, and may be implemented within a maximum period of one year from the publication of the Initial II.

The First Segment will be executed under the terms and conditions detailed below:

Purpose:	To reduce BBVA’s share capital by means of the redemption of the acquired shares.

Maximum cash amount:	The maximum cash amount will be 1,000 million euros.

Maximum number of shares:	The maximum number of BBVA shares to be acquired shall not exceed 356,551,306.

Start of the execution:	Execution will start on 16 March 2022.

End of the execution:

The First Segment will end neither before 16 May 2022 nor later than 30 June 2022 and, in any event, when within such period the maximum cash amount is reached or the maximum number of shares is acquired.

However, the Company reserves the right to temporarily suspend or to early terminate the execution in the event of any circumstance that so advises or requires.

Trading venues:	The acquisitions will be made on the Spanish Electronic Trading Interconnection System – Continuous Market, as well as on DXE Europe, Turquoise Europe and Aquis Exchange.

Manager:	The execution will be carried out externally through Goldman Sachs International, who will make its decisions concerning the timing of the purchases of the BBVA shares independently of the Company. The Manager shall execute the trades through Kepler Cheuvreux, S.A. as broker.

Other conditions:	The own shares will be purchased observing in all cases the conditions and the limits established in the Regulations. In particular, shares purchased on any trading day may not exceed 25% of the average daily volume of the shares on the trading venue on which the purchase is made, and the average daily volume of each trading venue will be that corresponding to the twenty trading days prior to the date of each purchase.

The share purchases made, as well as the interruption or termination of the execution of the First Segment, will be duly reported to the Spanish National Securities Market Commission and the appropriate authorities in accordance with the Regulations.

Madrid, 16 March 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 16, 2022	Banco Bilbao Vizcaya Argentaria, S.A.

	By:	/s/ Antonio Borraz Peralta
Name: Antonio Borraz Peralta
Title: Assets and Liabilities Management Director